UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

August 6, 2007

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on August 3, 2007.

LUXOTTICA: CREDIT FACILITIES OF US$2.0 BILLION FOR OAKLEY

Luxottica Mandates Group of Banks to Finance Proposed Acquisition

Milan, Italy, 3 August, 2007 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) today announced that it has mandated a group of banks to arrange, underwrite and provide credit facilities for an aggregate of US$2.0 billion.

The facilities will consist of:

–                 An Amortizing Term Loan of US$1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. Consistent with the Group’s main existing facilities, the term loan will have a spread of between 20 and 40 basis points over LIBOR, depending on the Group’s ratio of debt to EBITDA. The Mandated Lead Arrangers and Bookrunners for the term loan are Citigroup (acting also as Documentation Agent), Intesa San Paolo, The Royal Bank of Scotland and UniCredit Markets and Investment Banking (acting also as Facility Agent).

–                 A Short-Term Bridge Loan of US$500 million. The facility may be partially refinanced with a U.S. private placement assuming favorable market conditions. This facility will be underwritten by Bank of America and UniCredit Market and Investment Banking.

Funding under these facilities will be subject to the closing of Luxottica Group’s proposed acquisition of Oakley, Inc.

Enrico Cavatorta, chief financial officer of Luxottica Group, commented: “The facilities are designed to provide financing for the closing of our previously announced proposed acquisition of Oakley. We are pleased to see such a strong show of confidence in our Group from this group of leading international banks. The terms of these facilities reflect the ability of our Group to secure favorable conditions for our financing needs.”

-END-

This press release does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any securities relating to the U.S. private placement referred to above have not been and will not be registered under the United States Securities Act of 1933, as amended. Any offering of securities to be made in the United States will be made by means of an offering document that may be obtained from Luxottica Group and will contain detailed information about Luxottica Group and management, as well as financial statements.

Luxottica Group S.p.A.

Luxottica Group is a global leader in high-end and luxury eyewear, with approximately 5,700 optical and sun retail stores in North America, Asia-Pacific, China and Europe and a strong brand portfolio. House brands include Ray-Ban, the most recognized sun brand in the world, Vogue, Persol, Arnette and REVO, while license brands include, among others, Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada and Versace. In addition to a global wholesale network that touches 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based manufacturing plants and in two China-based wholly-owned plants. For fiscal year 2006, Luxottica Group (NYSE: LUX; MTA: LUX) posted consolidated net sales of €4.7 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the risk that the merger with Oakley will not be completed, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to predict future economic conditions and changes in consumer preferences, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, the ability to effectively integrate recently acquired businesses, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

Luxottica Group S.p.A. media and investor relations contacts

Media Relations:

Carlo Fornaro, Group Corporate Communications Director

Tel.: +39 (02) 8633 4062

Email: MediaRelations@luxottica.com

Luca Biondolillo, Head of International Communications

Tel.: +39 (02) 8633 4668, Mobile: +39 (335) 7870 903

Email: LucaBiondolillo@Luxottica.com

Investor Relations:

Alessandra Senici, Group Investor Relations Director

Tel.: +39 (02) 8633 4069

Email: Investorrelations@Luxottica.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
DATE: August 6, 2007	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER